Exhibit 2.1

Confidential

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.

ASSET PURCHASE AGREEMENT

by and between

ICU MEDICAL, INC.

and

HOSPIRA, INC.

As of July 8, 2009

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.

i

	5.4	No Brokers’ or Finders’ Fees	21
6.	ADDITIONAL AGREEMENTS		21
	6.1	Operations Prior to the Closing	21
	6.2	Access to Information Prior to Closing	22
	6.3	Pre-Closing Obligations Regarding Certain Consents and Notices	22
	6.4	Certain Cooperation After Closing	23
	6.5	Further Instruments or Actions After Closing	23
	6.6	Production of Molded Parts after Closing	23
	6.7	Pre-Closing Employee Matters	23
	6.8	Pre-Closing Public Announcements and Confidentiality	24
	6.9	Post-Closing Sales Tax Matters	24
	6.10	Transaction Costs	24
	6.11	Pre-Closing Supplemental Disclosure	25
	6.12	License to Certain Intellectual Property	25
	6.13	Use of Certain Marks	25
	6.14	Assigned Intellectual Property Chain-of-Title	25
7.	CONDITIONS TO CLOSING		26
	7.1	Conditions to Obligations of Seller	26
	7.2	Conditions to Obligations of Buyer	26
8.	SURVIVAL AND INDEMNIFICATION		27
	8.1	Survival	27
	8.2	Seller’s Indemnification	27
	8.3	Buyer’s Indemnification	28
	8.4	Indemnification Procedure; Defense	28
	8.5	Limits on Indemnification Obligation	30
	8.6	Exclusive Remedy	31
	8.7	Net Damages and Subrogation	31
9.	TERMINATION AND WAIVER		32
	9.1	Termination	32
	9.2	Effects of Termination	32
	9.3	Waiver	33
10.	MISCELLANEOUS		33
	10.1	Headings	33
	10.2	Governing Law	33
	10.3	Entire Agreement	33
	10.4	Assignment	33
	10.5	Binding Effect; No Third Party Beneficiaries	33
	10.6	Parties in Interest	33
	10.7	Notices	33
	10.8	Counterparts	34
	10.9	Amendments and Waiver	34
	10.10	Severability	35
	10.11	Jurisdiction; Equitable Relief	35

ii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of this 8th day of July, 2009 by and between ICU Medical, Inc., a Delaware corporation (“Buyer”) and Hospira, Inc., a Delaware corporation (“Seller”).

RECITALS

A.            The Seller Entities (as defined herein) are in the business (among others) of designing, manufacturing, selling and distributing the Critical Care Products (as defined herein).

B.            The Seller Entities desire to sell, assign and transfer to Buyer, and Buyer desires to purchase and acquire from the Seller Entities, the Seller Entities’ right, title and interest in and to the Acquired Assets (as defined herein).

C.            Simultaneously with the closing of the transactions contemplated by this Agreement, Buyer and Seller desire to enter into, or cause one or more of their Affiliates to enter into, the following agreements (as listed in Schedule 3.2 of this Agreement):  (i) Manufacturing Agreement, (ii) Transition Services Agreement, and (iii) Release (each as defined herein).

Accordingly, in consideration of the foregoing and the following representations, warranties, covenants and agreements, and intending to be legally bound hereby, the parties agree as follows:

AGREEMENT

1.                                      DEFINITIONS AND RULES OF CONSTRUCTION

1.1          Definitions.  The terms listed in this Section 1 shall have the meanings specified or referred to below for all purposes of this Agreement:

“Accounting Firm” — as defined in Section 2.4(c)(ii).

“Acquired Assets” — as defined in Section 2.1.

“Affiliate” — of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  For purposes of this definition, “control” as applied to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract, or otherwise.

“Agreement” — as defined in the preamble.

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.

“Amended Disclosure Schedule” — means the Disclosure Schedule, as updated pursuant to Section 6.11.

“Assigned Intellectual Property” — as defined in Section 2.1(b)(ii).

“Assumed Obligations” — as defined in Section 2.5.

“Base Amount” — as defined in Section 2.4(a).

“Business Day” — means any day other than a Saturday, Sunday or a day on which banks in Chicago, Illinois or Los Angeles, California are obligated by Legal Requirements to close.

“Buyer” — as defined in the preamble.

“Buyer Indemnitees” — as defined in Section 8.2.

“Buyer’s Representatives” — as defined in Section 6.2.

“Buyer [***] Net Sales” means the gross sales of Buyer [***] Products by Buyer or its Affiliates to Persons other than Buyer or its Affiliates, less the following deductions to the extent charged as part of the invoiced price, or separately stated on the invoice or calculated as a function of the invoice price:

(a)  credits, allowances and returns for the account of such Persons for damaged, out-dated, rejected, recalled or returned Buyer [***] Products;

(b)  cash, quantity and trade discounts, rebates and wholesaler chargebacks to such Persons;

(c)  sales, use, value-added and other direct taxes to the extent billed and paid by such Persons; and

(d)  customs duties, surcharges and other governmental charges incurred in connection with the exportation or importation of Buyer [***] Products.

“Buyer [***] Products” — means any products sold by Buyer or its Affiliates after the Closing that include a pressure transducer component manufactured by [***] or Affiliates thereof.

“cGMP” — as defined in Section 4.13(b).

“Closing” — as defined in Section 3.1.

“Closing Date” — as defined in Section 3.1.

“Closing Statement” — as defined in Section 2.4(c)(i).

“Code” — means the U.S. Internal Revenue Code of 1986, as amended, and any rules and regulations promulgated thereunder.

“Confidential Information” — means (i) any and all technical data, information, materials, trade secrets and other know how currently owned by or hereafter developed by, on behalf of, or derived either directly or indirectly from any party or its Affiliates, which relates to an Acquired Asset and (ii) any and all financial data and information relating to the business of any of the parties or of their Affiliates, which a party or its Affiliates discloses to the other party or its Affiliates.  If disclosed orally or visually, such information shall be considered “Confidential Information” only if it is identified as confidential at the time of disclosure and is summarized in a writing to the receiving party within thirty (30) days of such disclosure and identified as “Confidential.”  Notwithstanding the foregoing, the information described above shall not be “Confidential Information” if it:

(a)           is known to the receiving party or any of its Affiliates at the time of the disclosure, as evidenced by written records;

(b)           is disclosed to the receiving party or any of its Affiliates by a third party not bound by a confidentiality or similar agreement with respect to holding such information in confidence;

(c)           becomes patented, published or otherwise part of the public domain through no fault of the receiving party or any of its Affiliates;

(d)           is independently developed by or for the receiving party or any of its Affiliates without use of Confidential Information, as evidenced by written records; or

(e)           is required by applicable Legal Requirements to be disclosed; provided, however, that no disclosure shall be made by a party pursuant to this clause unless (x) prior notice is given to the other party and (y) such other party has a reasonable opportunity to (i) limit such disclosure or take appropriate protective precautions relating to such disclosure or (ii) in the case of applicable public disclosure requirements under any securities laws or any stock exchange or national stock market, to consult as to the form of such disclosure.

“Consent” — as defined in Section 2.7.

“Contract” — means any written or oral agreement, contract, real property lease, equipment lease, obligation, nongovernmental license, commitment, promise or undertaking.

“Critical Care Products” — means the products that are listed on Schedule 1.1(a).

“Damages” — as defined in Section 8.2.

“Delayed Ex-U.S. Contract” — as defined in Section 2.7(b).

“Disclosure Schedule” — as defined in Section 4.

“Encumbrance” — means any mortgage, deed of trust, lien, pledge, hypothecation, restriction, assignment or security interest.

“Excess Finished Goods” — as defined in Section 2.11.

“Excluded Assets” — as defined in Section 2.2.

“Excluded Obligations” — as defined in Section 2.6.

“Ex-U.S. Contracts” — means any Contracts, including purchase and sale orders, to which any Seller Entity is a party that relate to the sale of Critical Care Products in jurisdictions outside the United States, excluding those Contracts set forth in Part 4.7(c) of the Disclosure Schedule.

“Facilities” — means the manufacturing facility of the Seller Entities located in La Aurora, Heredia, Costa Rica and the manufacturing facility of the Seller Entities located in Morgan Hill, California.

“FDA” — means the United States Food and Drug Administration.

“FDC Act” — means the United States Food, Drug and Cosmetics Act, as amended, and all regulations promulgated thereunder.

“Finished Goods” — means Critical Care Products that have passed final quality assurance release, excluding Service Equipment-in-Field.

“GAAP” — means generally accepted accounting principles in the United States of America, as in effect on the date hereof.

“Governmental Body” — means any: nation, state, county, city, town or other jurisdiction; federal, state, local municipal, foreign or other government; or governmental or quasi-governmental authority, including any agency, branch, department, board, commission, court, tribunal, other entity or official exercising governmental or quasi-governmental authority.

“Hired Employee” — as defined in Section 6.7.

“Indemnifying Person” — as defined in Section 8.7.

“Intellectual Property” — means Know-How, Patents and Trademarks and for purposes of this definition:

(a)           “Know-How” — means methods, devices, technology, software, trade secrets, industrial designs, instrument drawings, know-how, show-how, technical and training manuals and documentation and other proprietary information, including proprietary processes, designs and formulae, and invention disclosures and rights in inventions;

(b)           “Patents” — means United States patents and patent applications, continuations, continuations-in-part, divisions, reissues, reexam certificates, extensions, and foreign counterparts of such patents and related items; and

(c)           “Trademarks” — means trademarks, service marks, trade dress, trade names, domain names and other indicia of origin used anywhere in the world, together with all goodwill associated therewith, and including all common law rights therein and all applications and registrations therefor.

“Item of Dispute” — as defined in Schedule 2.12.

“knowledge” of Seller means the knowledge of any of the individuals listed on Schedule 1.1(b) as to a fact or a matter; provided, that any such individual shall be deemed to have knowledge if and only if: (i) such individual is actually aware of that fact or matter; or (ii) a prudent individual would reasonably be expected to discover or otherwise become aware of that fact or matter in the course of conducting a reasonable inquiry regarding the accuracy of any representation or warranty contained in this Agreement, including any information in any Part of the Disclosure Schedule.

“Legal Requirements” — means any constitution, charter, law, ordinance, principle of common law, code, regulation, rule, statute, treaty or Order of any Governmental Body, stock exchange or national stock market.

“Manufacturing Agreement” — means the Manufacturing Agreement to be entered into at Closing between Buyer and Seller substantially in the form attached hereto as Schedule 1.1(c) (with such matters identified therein as to be completed at Closing to be negotiated in good faith between the parties).

“Manufacturing Term” — means the term of the Manufacturing Agreement.

“MCDA” — means the Manufacturing, Commercialization and Development Agreement, dated as of February 25, 2005, between Seller and ICU Medical (Utah), Inc. (as assignee of Buyer) with respect to certain of the Critical Care Products, as supplemented by that certain letter agreement dated as of February 25, 2005, and as amended pursuant to amendments between Seller and ICU Medical (Utah), Inc., dated as of May 1, 2005 and July 13, 2005, respectively.

“Net Book Value” — means the sum of the following (in each case according to GAAP, as consistently applied, and, to the extent not inconsistent therewith, Seller’s policies and procedures (made available to Buyer), as consistently applied):  (i) the standard cost (which in the aggregate approximates actual cost excluding any unabsorbed variances) of Seller or its Affiliates for the applicable Finished Goods less any reduction to the cost of such Finished Goods for depreciation, amortization, write-downs or reserves, as applicable and (ii) the standard cost (which in the aggregate approximates actual cost excluding any unabsorbed variances) of Seller or its Affiliates for the applicable Service Equipment-in-Field less any reduction to such Service Equipment-in-Field for depreciation, amortization, write-downs or reserves, as applicable.

“Non-Assignable Asset” — as defined in Section 2.7.

“Objection Notice” — as defined in Section 2.4(c)(i).

“Order” — means any order, writ, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator.

“Ordinary Course” — means actions taken by a Person that are consistent with the past practices of such Person and are taken in the ordinary course of the normal day-to-day operations of such Person.

“Organizational Documents” of any corporation — means (i) the articles or certificate of incorporation or association and the bylaws of the corporation; and (ii) any amendment thereto.

“Payment Term” — as defined in Schedule 2.12.

“Permitted Encumbrances” — means (i) any Encumbrance for Taxes either not yet delinquent or being contested; (ii) restrictions under Contracts included in the Acquired Assets or applicable Legal Requirements; and (iii) any mechanic’s, materialmen’s, workman’s, warehousemen’s and other similar Encumbrances incurred in the Ordinary Course with respect to obligations which are not past due or which are being contested.

“Person” — means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, the executors, administrators or other legal representative of an individual in such capacity, unincorporated association, joint venture, Governmental Body or other entity.

“Protest Notice” — as defined in Schedule 2.12.

“Purchase Price” — as defined in Section 2.3.

“Purchased Raw Materials and WIP” — as defined in Schedule 1.1(c).

“Purchased Tangible Manufacturing Assets” — as defined in Schedule 1.1(c).

“Raw Materials” as defined in Schedule 1.1(c).

“Regulatory Approvals” — means all necessary regulatory approvals, licenses, registrations (including registrations under Section 510(k) of the FDC Act) and authorizations from the applicable Governmental Body to manufacture, promote, market and sell any Critical Care Product in any country, and any renewals of the foregoing.

“Release” — means a Release to be entered into by and among Buyer, Seller and ICU Medical (Utah), Inc. at the Closing in substantially the form attached hereto as Schedule 1.1(d).

“Seller” — as defined in the preamble.

“Seller Entities” — means Seller and each direct or indirect subsidiary of Seller that has assets or liabilities relating to the Critical Care Products.

“Seller Indemnitees” — as defined in Section 8.3.

“Semi-Annual Period” means a period of six (6) consecutive months commencing on January 1 or July 1 of any calendar year during the Payment Term; provided, however, that the first Semi-Annual Period shall begin on the Closing Date and end on the next June 30 or December 31, whichever is earliest; provided, further, that the last Semi-Annual Period shall end on the last day of the Payment Term.

“Semi-Annual Report” — as defined in the Schedule 2.12.

“Service Equipment-in-Field” — means monitors and related hardware and equipment owned by any Seller Entity used in connection with Critical Care Products that have been provided to customers in connection with the sale to such customer of a Critical Care Product.

“Sold Reserved Finished Goods” — as defined in Section 2.11.

“Specified Employees” — as defined in Section 6.7.

“Statement of Finished Goods” — as defined in Section 4.4.

“Statement Date” — means May 31, 2009.

“Tangible Manufacturing Assets” — as defined in Schedule 1.1(c).

“Tax” or “Taxes” — means any federal, state, local or foreign income, gross receipts, net receipts, turnover, license, payroll, employment, unemployment, disability, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Internal Revenue Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), real property, personal property (tangible and intangible), sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax, levy or assessment of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty or addition thereto, and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Benefit” — as defined in Section 8.7.

“Transaction Costs” — means all costs and expenses incurred by a party or its Affiliates in connection with this Agreement and the transactions contemplated by this Agreement, including investment bankers’, brokers’, finders’, attorneys’, accountants’ and consultants’ fees and disbursements, commissions, filing fees, and travel expenses.

“Transaction Documents” — means this Agreement, the Manufacturing Agreement, the Release and the Transition Services Agreement.

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.

“Transition Services Agreement” — means a Transition Services Agreement to be entered into by and between Buyer and Seller at the Closing in substantially the form attached hereto as Schedule 1.1(e) (with such matters identified therein as to be completed at Closing to be negotiated in good faith between the parties).

“[***] Payments” — as defined in Schedule 2.12.

“WIP” — as defined in Schedule 1.1(c).

1.2                               Rules of Construction.  This Agreement has been prepared and negotiated by the parties together and is to be interpreted according to its fair meaning and not strictly for or against any party.  All references in this Agreement to “parties” refer to parties to this Agreement unless expressly indicated otherwise.  References in this Agreement to Sections and Schedules are to Sections and Schedules of or to this Agreement unless expressly indicated otherwise.  At each place in this Agreement where the context so requires, the masculine, feminine or neuter gender includes the others.  “Including” means “including without limitation.”  “Or” is used in the inclusive sense of “and/or.”

2.                                      PURCHASE AND SALE

2.1                               Purchase and Sale of Assets.  Seller agrees to, and to cause the other Seller Entities to, sell, transfer, assign and convey to Buyer, free and clear of all Encumbrances other than Permitted Encumbrances, and Buyer agrees to purchase and acquire from the Seller Entities, on the Closing Date, all of the Seller Entities’ right, title and interest to and in the following (the “Acquired Assets”):

(a)                                  All Finished Goods and Service Equipment-in-Field owned by any Seller Entity as of the Closing Date;

(b)                                 (i) the Trademarks and Patents set forth on Schedule 2.1(b) and (ii) all other Intellectual Property used solely in connection with the manufacture, sale and use of the Critical Care Products (collectively, the “Assigned Intellectual Property”);

(c)                                  All Regulatory Approvals owned and controlled by any Seller Entity, other than those that are identified as not assignable as set forth on Schedule 2.1(c);

(d)                                 All books, records, files and papers of any Seller Entity, whether in hard copy or electronic format, (i) that consist of customer lists and customer information relating primarily to the Critical Care Products and (ii) that relate primarily to the Assigned Intellectual Property or the sale and use of the Critical Care Products, provided, that, (x) the Seller Entities may redact from such books, records, files and papers any information that does not relate to the Critical Care Products, and (y) such books, records, files and papers of the Seller Entities shall not include books, records, files and papers of the Seller Entities relating to (i) the sale or potential sale of the Acquired Assets, including pursuant to this Agreement or (ii) employees of the Seller Entities (without limiting Seller’s obligations to provide certain information to Buyer pursuant to Section 6.7);

(e)                                  All Contracts listed on Schedule 2.1(e) and purchase and sale orders referred to in Section 2.5(c); and

(f)                                    All Ex-U.S. Contracts but only to the extent relating to the Critical Care Products.

2.2                               Excluded Assets.  Notwithstanding the foregoing, the Seller Entities shall not sell, transfer or assign to Buyer, and the Seller Entities shall retain, the assets listed on Schedule 2.2 (the “Excluded Assets”).

2.3                               Purchase Price.  The purchase price for the Acquired Assets is the Base Amount (the “Purchase Price”), subject to adjustment as provided in Section 2.4, together with the assumption by Buyer of certain obligations of the Seller Entities as provided in Section 2.5.

2.4                               Purchase Price Adjustment.

(a)                                  Determination of Base Amount.  At least five (5) Business Days prior to the Closing Date, Seller shall deliver a statement to Buyer setting forth Seller’s determination of the amount of Net Book Value as of July 31, 2009 (such amount, the “Base Amount”), using the same methodology as that used to prepare the Statement of Finished Goods and the statement of Service Equipment-in-Field attached as Part 4.4 of the Disclosure Schedule.  Buyer may not dispute Seller’s calculation of the Base Amount; any dispute by Buyer of the Purchase Price shall be made in accordance with Section 2.4(c).

(b)                                 Access.  During the three (3) calendar days prior to the Closing, Seller shall grant reasonable access to Buyer and its representatives to the Facilities and the relevant books and records of the Seller Entities for purposes of Buyer identifying the number of items of Finished Goods and Service Equipment-in-Field included in Net Book Value as of the Closing.

(c)                                  Adjustment; Process and Dispute Resolution.  The Purchase Price will be adjusted (x) upward, to the extent that Net Book Value as of the Closing Date is greater than the Base Amount, or (y) downward, to the extent that Net Book Value as of the Closing Date is less than the Base Amount, in each case as determined in accordance with this Section 2.4(c).  Such adjustment to the Purchase Price shall be determined as follows:

(i)                                     Within ten (10) Business Days after the Closing Date, Seller shall provide to Buyer a statement setting forth Seller’s determination of Net Book Value as of the Closing Date and reasonable detail regarding the calculations used for such determination (the “Closing Statement”), using the same methodology as that used to prepare the Statement of Finished Goods and the statement of Service Equipment-in-Field attached as Part 4.4 of the Disclosure Schedule.  Within fifteen (15) Business Days following the delivery by Seller of the Closing Statement, Buyer may give written notice to Seller of any objection by Buyer to the Closing Statement with respect to the calculation of the number of items of Finished Goods and Service Equipment-in-Field (the “Objection Notice”).  The Objection Notice shall specify in reasonable detail the items in the Closing Statement to which Buyer objects and shall provide a summary of Buyer’s reasons for such objections.  In the event Buyer does not deliver an Objection Notice within fifteen (15) Business Days following Closing, Buyer shall be deemed to have accepted for all purposes of this Agreement Seller’s Closing Statement.  In no event, absent manifest error, may Buyer dispute Seller’s calculations in the Closing Statement other than with respect to the number of items of Finished Goods and Service Equipment-in-Field.

(ii)                                  Buyer and Seller shall use good faith efforts to resolve any dispute involving any matter set forth in an Objection Notice.  If the parties are unable to resolve any such dispute within fifteen (15) days after receipt by Seller of the relevant Objection Notice, such dispute shall be referred for decision to a reputable accounting firm mutually reasonably agreeable to Buyer and Seller who is not engaged in providing services to Seller or Buyer or any of their respective Affiliates (the “Accounting Firm”) to decide the dispute, if practical, within thirty (30) days of such referral.  The decision by the Accounting Firm with respect to such dispute shall be final and binding on the parties and shall be based upon a review of any relevant books and records or other documents requested by the Accounting Firm.  The cost of retaining the Accounting Firm with respect to resolving such disputes shall be paid by Buyer unless the Accounting Firm’s final calculation of Net Book Value as of the Closing Date is more than $100,000 lower than Seller’s final calculation of Net Book Value as of the Closing Date, in which case such cost shall be paid by Seller.

(d)                                 Payment.  No later than the tenth (10th) day after the final determination of Net Book Value as of the Closing Date in accordance with this Section 2.4, Buyer shall pay to Seller or Seller’s designee the amount, if any, by which the Purchase Price is adjusted upward in accordance with this Section 2.4 or Seller shall refund to Buyer the amount, if any, by which the Purchase Price is adjusted downward in accordance with this Section 2.4.

2.5                               Assumption of Certain Obligations.  Buyer shall assume, as the same shall exist on and as of the Closing Date, and to the extent not discharged at the Closing Date, only the following obligations of the Seller Entities (the “Assumed Obligations”):

(a)                                  the obligations of the Seller Entities under each Contract (including under purchase and sale orders delivered thereunder) listed on Schedule 2.1(e);

(b)                                 the obligations of the Seller Entities under all Ex-U.S. Contracts (including under purchase and sale orders delivered thereunder) but only to the extent such obligations relate to the Critical Care Products; and

(c)                                  the obligations of the Seller Entities under all outstanding purchase and sales orders (other than Ex-U.S. Contracts) relating to the Critical Care Products entered into by a Seller Entity prior to the Closing other than pursuant to Contracts that govern more than one purchase and sale order (which such purchase and sale orders are addressed in Section 2.5(a)); provided that if the terms of any such purchase orders prohibit assignment, Buyer shall not assume the obligations under such non-assignable purchase orders and the parties shall use commercially reasonable efforts to cause such non-assignable purchase orders to be cancelled and reissued to Buyer promptly following Closing; provided, further, that if any such non-assignable purchase order is not so cancelled, Buyer and Seller shall enter into commercially reasonable arrangements to enable Seller to satisfy its obligations under such non-assignable purchase order.

2.6                               Other Obligations Not Assumed.  Other than the Assumed Obligations, Buyer shall not and does not assume any liability or obligation of the Seller Entities or any Affiliates thereof (collectively, the “Excluded Obligations”) and hereby disclaims any liability hereunder therefor.  Without limiting (but subject to) the foregoing, “Excluded Obligations” shall include any of the following liabilities or obligations of the Seller Entities or any of their Affiliates (other than Assumed Obligations and any such liabilities or obligations arising out of the use of the Acquired Assets by Buyer or its successors, assigns or Affiliates):

(a)                              any claim by any customer or supplier of any Seller Entity or any other Person based on any alleged tort, breach of contract or other claim or cause of action arising as a result of the manufacture, distribution, marketing or sale of the Critical Care Products by any Seller Entity prior to or at the Closing Date;

(b)                                 obligations or liabilities of any Seller Entity attributable to any asset, properties or Contracts that are not included in the Acquired Assets;

(c)                                  obligations or liabilities of any Seller Entity under any Contracts not listed on Schedule 2.1(e) or otherwise assumed pursuant to Section 2.5(a), 2.5(b) or 2.5(c);

(d)                                 obligations or liabilities of any Seller Entity to any of its employees, including compensation, employee benefit plans, contracts of insurance for employees or payments to employees of any kind;

(e)                                  any obligations arising from a liquidation or dissolution of any Seller Entity;

(f)                                    Seller’s obligations under this Agreement or with respect to the transactions contemplated hereby or incident hereto;

(g)                                 any Taxes of any Seller Entity, whether attributable to periods prior to, including or subsequent to the Closing Date, and whether attributable to the sale of Acquired Assets, the liquidation of any Seller Entity, or otherwise, except as otherwise expressly provided in this Agreement;

(h)                                 any liability of any Seller Entity arising from accidents, occurrences, misconduct, negligence or breach of fiduciary duty, or statements made or omitted to be made, by any Seller Entity (including libelous or defamatory statements), prior to Closing, whether or not covered by workers’ compensation or other forms of insurance or whether or not relating to the Critical Care Products;

(i)                                     any liability of any Seller Entity arising as a result of any legal or equitable action or judicial or administrative proceeding initiated at any time, to the extent relating to any action or omission by any Seller Entity prior to the Closing, relating to (1) infringement or misappropriation by any Seller Entity of any Intellectual Property rights or any other rights of any Person; (2) injury, death, property damage or other losses arising with respect to or caused by the Critical Care Products sold by any Seller Entity; or (3) violations of any Legal Requirements (including federal and state securities laws) by any Seller Entity; or

(j)                                     any liability for any violation by any Seller Entity prior to Closing of any Legal Requirement applicable to any Seller Entity, the Acquired Assets or the Assumed Obligations.

Nothing in this Agreement shall be deemed to release Buyer or any of its Affiliates from any obligations or liabilities owing to any Seller Entity or any Affiliates thereof, including any obligations or liabilities arising out of the manufacture of products (including Critical Care Products) by Buyer or its Affiliates for any Seller Entity or any Affiliates thereof, except as expressly provided in the Release.

2.7.                            Consents; Certain Contracts; Post-Closing Matters.(a)   Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to sell, convey, transfer, assign or deliver any Acquired Asset if the sale, conveyance, transfer, assignment or delivery thereof, without the consent of a Person other than Buyer or a Seller Entity, (i) would constitute a breach or other contravention of the rights of such Person, or (ii) would be ineffective with respect to any party to a Contract concerning such Acquired Asset (any such Acquired Asset, a “Non-Assignable Asset”), in which case such sale, conveyance, transfer, assignment or delivery shall be subject to such consent being obtained (a “Consent”).  If any such Consents are not obtained prior to the Closing, Seller shall continue to use its commercially reasonable efforts (in the manner provided in Section 6.3(a)) to obtain such Consents after the Closing and this Agreement and the related instruments of transfer shall not constitute an assignment or transfer of such Non-Assignable Assets and Buyer shall not assume the applicable Seller Entity’s rights and obligations under such Non-Assignable Assets.  If, and as soon as, following Closing a Consent for a Non-Assignable Asset is obtained, Seller shall or shall cause the applicable Seller Entity to promptly convey, transfer, assign and deliver such Non-Assignable Asset to Buyer, and Buyer shall assume the liabilities and obligations related to such Non-Assignable Asset pursuant to a special-purpose assignment and assumption agreement substantially similar to the assignment and assumption agreement referred to in Schedule 3.2, following which such Non-Assignable Asset shall be deemed an Acquired Asset hereunder and such liabilities shall be deemed Assumed Obligations hereunder.

(b)                                 Without limiting the generality of Section 2.7(a), notwithstanding anything to the contrary in this Agreement, from the date hereof until the Closing, the parties shall use commercially reasonable efforts (i) to identify any Ex-U.S. Contract (or portion thereof) that constitutes a Non-Assignable Asset and to obtain a Consent for the assignment and assumption of such Ex-U.S. Contract (or portion thereof) as contemplated hereunder and (ii) and to identify any Ex-U.S. Contract (or portion thereof) that Buyer will not be able to assume (and have assigned to it) directly at the Closing because at such time Buyer’s operations will not reasonably be sufficient to enable Buyer to perform thereunder (a “Delayed Ex-U.S. Contract”).  With respect to (x) all Delayed Ex-U.S. Contracts and (y) all Ex-U.S. Contracts (or portions thereof) referred to in clause (i) above for which the parties are unable to obtain Consents prior to the Closing, the parties shall use commercially reasonable efforts to transfer the benefits of and obligations under such Delayed Ex-U.S. Contracts and Ex-U.S. Contracts (or portions thereof) to the extent contemplated hereunder from the applicable Seller Entity to Buyer through transitional arrangements to be documented by Buyer and the applicable Seller Entity prior to Closing (e.g., the applicable Seller Entity acting as a distributor for Buyer to fulfill tenders and other Contracts, the applicable Seller Entity using its existing distribution network to sell Critical Care Products for the benefit of Buyer, etc.) and in any event will enter into commercially reasonable transitional arrangements that will enable Seller to comply with its obligations under such Delayed Ex-U.S. Contracts and Ex-U.S. Contracts (or portions thereof).  All Delayed Ex-U.S. Contracts that do not constitute Non-Assignable Assets shall in any event be fully assigned to and assumed by Buyer as contemplated hereunder no later than December 31, 2009.

(c)                                  The parties acknowledge and agree that from and after the Closing Buyer shall be responsible for all active complaints and reportable events, adverse event investigations, customer complaints, field corrections, recalls, returns and other operational matters relating to the Critical Care Products (whether or not sold prior to the Closing Date), provided the foregoing shall not limit and shall be subject to the parties’ rights and obligations pursuant to this Section 2.7 and Article 8 (including with respect to indemnification and rights with respect to the control and defense of indemnifiable claims thereunder), under the MCDA (to the extent not released under the Release) and under the Transaction Documents (including Seller’s obligations under the Transition Services Agreement), and provided, further, that nothing shall limit any Seller Entity’s ability to respond to any inquiry, action, request or other proceeding of, from or by a Governmental Body, and provided, further, that Seller shall give Buyer notice of any such response.

2.8                               Prorations.  Seller and Buyer agree that all personal property (or other similar) Taxes, if any, relating to the Acquired Assets will be prorated as of the Closing Date, with Seller (or the applicable Seller Entity) liable to the extent such Taxes relate to any time period up to and including the Closing Date and Buyer liable to the extent such Taxes relate to periods subsequent to the Closing Date.  Seller agrees to furnish Buyer with such documents and other records as Buyer reasonably requests in order to confirm all adjustment and proration calculations made pursuant to this Section 2.8.

2.9                               Tax Allocation.  The Purchase Price payable pursuant to Section 2.3 shall be allocated among the Acquired Assets in accordance with Schedule 2.9.  Any subsequent adjustments to the Purchase Price payable pursuant to Section 2.4 shall be deemed to adjust automatically the portion of the Purchase Price allocated to Inventory or Fixed Assets, respectively, on Schedule 2.9, as applicable to the extent such adjustment resulted from the determination of Net Book Value of such asset.  Buyer and Seller each agree (and agree to cause their respective subsidiaries) to prepare and file Tax returns in a manner consistent with Schedule 2.9, as so adjusted.

2.10                        Certain Irrevocable Instructions.  With respect to any Acquired Assets sold hereunder which cannot be physically delivered because they are in the possession of third parties or otherwise, Seller will give irrevocable instructions to the party in possession that all right, title and interest in and to the same have been vested in Buyer.

2.11                        Finished Goods Adjustment.  Buyer shall use all commercially reasonable efforts to sell or use all Finished Goods acquired hereunder, including selling all Finished Goods acquired hereunder prior to any comparable inventory acquired or manufactured by Buyer and

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.

not taking any other action that would cause any Finished Goods to become obsolete.  With respect to any Finished Goods with respect to which Buyer has used such commercially reasonable efforts and neither Buyer nor its Affiliates has sold or used on or prior to the date that is twenty-four (24) months after the Closing Date (such Finished Goods, the “Excess Finished Goods”), Seller shall or cause the applicable Seller Entity to repurchase such Excess Finished Goods at a price equal to their Net Book Value (as determined in accordance with clause (i) of the definition of Net Book Value) as of the Closing Date, provided the Seller Entities shall not be required to so purchase Excess Finished Goods with an aggregate purchase price in excess of Six Million Dollars ($6,000,000); provided, further, that, if during the six (6)-month period following any such repurchase, Buyer uses or sells any Finished Goods so repurchased, Buyer will reimburse Seller or the applicable Seller Entity in an amount equal to the amount Buyer received therefrom for the repurchase of such Finished Goods.  At Buyer’s request, if Buyer determines in good faith that to sell any such repurchased Finished Goods, or any Finished Goods that would constitute Sold Reserved Finished Goods if sold, during such six (6)-month period the price of such Finished Goods must be set below the applicable Seller Entity’s standard cost therefor, Buyer and Seller shall consider in good faith a plan for sharing any proceeds from such sales in a mutually acceptable manner (in lieu of Buyer’s obligation to reimburse the applicable Seller Entity in accordance with the foregoing proviso).  At Seller’s request, Buyer shall destroy all such repurchased Excess Finished Goods and provide reasonable evidence of such destruction to Seller.  “Sold Reserved Finished Goods” shall mean any Finished Goods for which the applicable Seller Entity had made a reserve on its books as of the Closing Date that are sold or used by Buyer during the foregoing twenty-four (24)-month or six (6)-month periods.  Buyer shall pay to Seller or its designee at the end of such twenty-four (24)-month period and at the end of such six (6)-month period an amount equal to the applicable Seller Entity’s standard cost as of the Closing Date of any Sold Reserved Finished Goods during such period.

2.12                        Buyer [***] Product Payments.  The parties agree that Buyer shall make [***] Payments to Seller or its designee in accordance with Schedule 2.12.

3.                                      CLOSING

3.1                               Closing Date.  The consummation of the purchase and sale of the Acquired Assets and other transactions contemplated by this Agreement (the “Closing”) will take place on August 31, 2009 if all of the Closing conditions set forth in Article 7 have been satisfied (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions) and at such time and place as shall be fixed by agreement of the parties, or such other date, time and place as shall be fixed by agreement of the parties.  Upon consummation, the Closing shall be deemed to take place as of 12:01 a.m. on the Closing Date.  The time and date of the Closing are herein referred to as the “Closing Date.”

3.2                               Actions at Closing and Delivery of Finished Goods.

(a)                                  Subject to the terms and conditions of this Agreement, at the Closing:

(i)                                     Seller will deliver, or cause to be delivered, to Buyer each of the agreements, certificates and other documents listed on Schedule 3.2 as deliverable by Seller;

(ii)                                  Buyer will deliver, or cause to be delivered, to Seller each of the agreements, certificates and other documents listed on Schedule 3.2 as deliverable by Buyer; and

(iii)                               Buyer will pay to Seller or its designee the Purchase Price in immediately available funds by wire transfer to a bank account designated by Seller.

(b)                                 Within five (5) days after the later of the Closing Date and the date Buyer instructs Seller as to the manner of shipment, Seller agrees to cause the applicable Seller Entity to ship the Finished Goods, F.O.B. Seller’s Facilities, in the manner as reasonably instructed by Buyer, to a location designated in writing by Buyer or, as contemplated under or required for Seller to comply with the Manufacturing Agreement or the Transition Services Agreement, the applicable Seller Entity shall retain the Finished Goods until the expiration or earlier termination of such agreements and such Acquired Assets shall be delivered to Buyer in accordance with the provisions of such agreements.

4.                                      REPRESENTATIONS AND WARRANTIES OF SELLER

Except as the disclosure schedule attached hereto (the “Disclosure Schedule”) or the Amended Disclosure Schedule, if any, specifically qualify (including specific qualifications by cross-reference to other sections of this Agreement or other Parts of the Disclosure Schedule) any of the following representations and warranties (in which case the specified representation and warranty, but no other representation or warranty, will be deemed made subject to such qualification), and except with respect to any claims, or the facts underlying such claims, released under the Release, Seller hereby represents and warrants to Buyer as follows:

4.1                               Organization and Good Standing.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own the Acquired Assets and to carry on its business with respect thereto as now being conducted.

4.2                               Authorization; Authority.

(a)                                  The execution, delivery and performance by Seller of the Transaction Documents and the transactions contemplated thereby have been duly authorized by all necessary corporate action.

(b)                                 Seller has full corporate power and authority to execute, deliver and perform the Transaction Documents, sell the Acquired Assets to Buyer and assign the Assumed Obligations to Buyer pursuant to this Agreement and to perform all of its obligations required under the other Transaction Documents (including causing the Seller Entities to perform in the manner contemplated hereby).  Each other Seller Entity has full entity power and authority to sell the Acquired Assets to Buyer and assign the Assumed Obligations to Buyer pursuant to this

Agreement, as applicable.  Each of this Agreement and the other Transaction Documents, when executed, has been or shall be (as applicable) duly executed and delivered by and on behalf of Seller and is or will be, as applicable, a legal, valid and binding obligation of Seller and each instrument contemplated by the Transaction Documents, when executed and delivered by Seller in accordance with the provisions thereof, will be a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and general equitable principles.

4.3                               No Breach or Violation.  Neither the execution and delivery by Seller of the Transaction Documents nor the consummation by Seller of the transactions contemplated thereby will:  (a) violate or conflict with any provision of any Seller Entity’s Organizational Documents; (b) except as set forth in Part 4.3 of the Disclosure Schedule, conflict with, result in a violation or breach of, constitute a default under, require any notice under, create any rights of termination, cancellation or acceleration in any Person under, require the consent or approval of any Person (or in the absence of the consent of any Person result in the loss of any rights or benefits either automatically or at the election of any Person) under, or result in the creation of any Encumbrance upon any of the Acquired Assets pursuant to the terms of, any Contract to which any Seller Entity is a party or by which any Seller Entity or any of the Acquired Assets is bound and which is material to the Acquired Assets or to the Seller Entities’ ability to consummate the transactions contemplated hereby; or (c) constitute a violation by any Seller Entity of, or either automatically or at the election of any Person result in the loss of any rights or benefits of Buyer under, any applicable Legal Requirements.

4.4                               Statements.  Seller has attached, as Part 4.4 of the Disclosure Schedule, (i) a statement of Finished Goods as of May 31, 2009 (“Statement of Finished Goods”), (ii) a statement of Service Equipment-in-Field as of May 31, 2009 and (iii) a statement of the standard manufacturing costs for 2009 for Critical Care Products not manufactured by Buyer or its Affiliates.  The foregoing statements, together with any notes and schedules thereto, (a) are in accordance with the books and records of the Seller Entities and (b) present fairly the matters set forth therein with respect to the dates of and for the periods covered by such statements.

4.5                               Undisclosed Liabilities.  To the knowledge of Seller, none of the Seller Entities has any debts or liabilities of any nature whatsoever related to or arising from the Acquired Assets, whether accrued, absolute or contingent, determined or undetermined, asserted or unasserted, and whether due or to become due (including liability for Taxes), except (i) Assumed Obligations, (ii) liabilities arising in the ordinary course of business since the Statement Date and (iii) liabilities disclosed in the Disclosure Schedule.

4.6                               Acquired Assets; Certain Other Assets.

(a)                                  The applicable Seller Entity has and at the Closing will have good and valid title to all of the Acquired Assets free and clear of all Encumbrances except Permitted Encumbrances. This representation shall not apply to Assigned Intellectual Property, which is the subject of Section 4.14.

(b)           The applicable Seller Entity has and at the end of the Manufacturing Term will have good and valid title to all of the Purchased Raw Materials and WIP and Purchased Tangible Manufacturing Assets, free and clear of all Encumbrances except Permitted Encumbrances.

(c)           Except for Raw Materials and WIP, Tangible Manufacturing Assets, the Facilities, the marks set forth on Schedule 6.13 and the services to be provided to Buyer under the Manufacturing Agreement and the Transition Services Agreement, and except as set forth on Part 4.6 of the Disclosure Schedule, the Acquired Assets constitute all assets (excluding rights with respect to Seller’s employees) owned by the Seller Entities primarily related to Critical Care Products not manufactured by Buyer or its Affiliates at the date of this Agreement that are used by the Seller Entities to manufacture or have manufactured such Critical Care Products in substantially the manner in which such Critical Care Products are manufactured by a Seller Entity or a third party manufacturer as at the Closing Date.

4.7          Contracts.

(a)           Contracts to be Assigned.  Except as set forth in Part 4.7 of the Disclosure Schedule, Seller has delivered or made available to Buyer a correct and complete copy of each Contract listed on Schedule 2.1(e), including all amendments, modifications and supplements thereto.  Each such Contract is a legal, valid and binding obligation of the applicable Seller Entity, enforceable against such Seller Entity in accordance with its terms, and, to the knowledge of Seller, against any other party thereto, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditor’s rights generally and general equitable principles.  Such Seller Entity is not in material violation of or material default under any such Contract; nor, to the knowledge of Seller, is any other party thereto.  The applicable Seller Entity has paid all of its liabilities under the Contracts listed on Schedule 2.1(e) when due in accordance with the terms of such Contracts.  Such Seller Entity has not assigned any of its interest in any such Contracts, and such Seller Entity has not waived any of its material rights under any such Contracts.  To Seller’s knowledge, the applicable Seller Entity has not given or received any notice of termination or non-renewal under any Contract listed on Schedule 2.1(e) that is material to the Critical Care Products and no party to any such Contract has threatened in writing to cancel, terminate or not renew any such Contract.

(b)           Except as set forth in Part 4.7 of the Disclosure Schedule, to Seller’s knowledge, no event has occurred and no circumstances or condition exists, that would reasonably be expected (with or without notice or lapse of time) to (i) result in a material violation or breach of any provisions of any Contract listed on Schedule 2.1(e) that is material to the Critical Care Products, (ii) give any Person the right to declare a default or exercise any remedy under any such Contract, or (iii) give any Person the right to accelerate the maturity or performance of any such Contract or to cancel, terminate or modify any such Contract.

(c)           Other Contracts.  Other than the Contracts listed on Schedule 2.1(e) or referred to in Section 2.1(f), and as set forth in Part 4.7 of the Disclosure Schedule, no Seller Entity is a party to any Contract material to the Critical Care Products that is necessary for the manufacture or sale of the Critical Care Products manufactured or sold by any Seller Entity in substantially the manner in which such Critical Care Products are manufactured or sold by the Seller Entities at the date of this Agreement.

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.

4.8          Finished Goods.  Except for defective, damaged, slow moving or obsolete items and items of below-standard quality, all of which have been written off, written down or reserved to net realizable value on the Statement of Finished Goods or on the Closing Statement, all Finished Goods at the Statement Date or the Closing Date, as applicable, consist or will consist of items of a quality and quantity that are useable in the Ordinary Course.  All such Finished Goods not written off, written down or reserved have been priced at the applicable Seller Entity’s standard cost (which in the aggregate approximates actual cost excluding any unabsorbed variances) less any depreciation or amortization, as applicable, on the Statement of Finished Goods or on the Closing Statement, as applicable.  The quantities of Finished Goods at the Closing Date will not be excessive, except to the extent reserved for, but will be reasonable in the then-present circumstances of the applicable Seller Entity.

4.9          Absence of Certain Changes.

(a)           Since the Statement Date, there has not been any material adverse change in the Acquired Assets, and no event has occurred that could reasonably be expected to result in such a material adverse change; provided, however, that in no event shall any of the following be deemed to constitute such a material adverse change:  any change or effect arising out of or attributable to (w) a decline or deterioration in the economy, the capital markets or Seller’s industry in general, (x) this Agreement or the transactions contemplated hereby or the announcement thereof, (y) the MCDA, or (z) continued decline in sales of the Critical Care Products consistent with historical trends over the last twelve (12) months; provided, further, that a material adverse change in the Acquired Assets shall be a material change in supply (or intent to supply) pressure transducer components to the applicable Seller Entities by [***] or its Affiliates or any material change in the commercial relationship between the Applicable Seller Entities and [***] or its Affiliates; and

(b)           Except as set forth in Part 4.9 of the Disclosure Schedule, since the Statement Date, no Seller Entity has (i) incurred any obligation or liability or entered into, and none of Seller or the Acquired Assets have become bound by, or subject to, any Contract (except for this Agreement) relating to the Acquired Assets other than in the Ordinary Course and involving obligations not in excess of $25,000, individually, or $100,000 in the aggregate; (ii) mortgaged, pledged or subjected to any Encumbrance (other than Permitted Encumbrances) any of the Acquired Assets; (iii) sold, assigned, transferred, leased or otherwise disposed of or agreed to dispose of any of the Acquired Assets other than in the Ordinary Course; (iv) waived or released any material rights relating to the Acquired Assets; or (v) suffered any material damage, destruction or loss (whether or not covered by insurance) adversely affecting the Acquired Assets.

4.10        Taxes.  All personal property Taxes attributable to the Acquired Assets and all sales Taxes attributable to the Critical Care Products, in each case that are due and payable by the Seller Entities, have been paid.  All Taxes that any Seller Entity is or was required by any

Governmental Body to withhold, deduct or collect with respect to the Acquired Assets have been duly withheld, deducted or collected and, to the extent required, have been paid to the proper Governmental Body or other Person.

4.11        Litigation; Orders.  Except as set forth in Part 4.11 of the Disclosure Schedule, there are no written violation notices, demand letters, claims, actions, suits or legal or administrative arbitrations or other proceedings or investigations pending against any Seller Entity, or, to Seller’s knowledge, threatened against any Seller Entity, brought by any Governmental Body or by any private Person before any Governmental Body or other arbiter of disputes, in each case which could reasonably be expected to materially adversely affect (i) the value of or title to the Acquired Assets, (ii) the validity and enforceability of any Contract listed on Schedule 2.1(e) that is material to the Critical Care Products, (iii) the 510(k) registrations for the Critical Care Products, or (iv) the Seller Entities’ business of manufacturing, selling and distributing the Critical Care Products.  There are no existing or, to the knowledge of Seller, threatened Orders to which any Seller Entity is explicitly subject relating to (y) the Acquired Assets or (z) the Seller Entities’ business of manufacturing, selling and distributing the Critical Care Products.

4.12        Product and Service Claims.  Except as known by Buyer or as set forth in Part 4.12 of the Disclosure Schedule and other than routine claims in the Ordinary Course, since January 1, 2009, no Seller Entity has received any written claims, complaints or notices that any damaged or defective Critical Care Products do not conform to the Seller Entities’ product and service warranties in place at any time with respect to such Critical Care Products.

4.13        Regulatory Matters.

(a)           Certain Compliance.  To Seller’s knowledge, except as known by Buyer and except as set forth in Part 4.13 of the Disclosure Schedule, the Critical Care Products comply, and at all times since January 1, 2008 have complied, in all material respects, with all applicable Legal Requirements.

(b)           Certain Reports.  Each of the Critical Care Products has received pre-market clearance or approval under Section 510(k) of the FDC Act, to the extent required for the manufacture or sale of such product.  Seller has furnished or made available to Buyer complete copies of all audit reports (including current Good Manufacturing Practices (“cGMP”) audit reports), orders and other written notices and material correspondence received from or sent to the FDA or any other equivalent Governmental Body with respect to the Critical Care Products during the period beginning on January 1, 2008 and ending on the date prior to the date hereof.  Seller will have furnished or made available to Buyer complete copies of all material audit reports (including cGMP audit reports), orders and other written notices received from the FDA or any other equivalent Governmental Body with respect to the Critical Care Products during the period beginning on the date hereof and ending on the Closing Date.

4.14        Intellectual Property.

(a)           Rights and Transfer.  Except as set forth in Part 4.14 of the Disclosure Schedule, (i) the applicable Seller Entities either own the Assigned Intellectual Property or have a valid license thereto pursuant to a Contract, in each case free and clear of all Encumbrances except Permitted Encumbrances, without any obligation to make any fixed or contingent payments with respect thereto, including any royalty payments, and (ii) each applicable Seller Entity has the right to assign (x) its right, title and interest in the applicable Assigned Intellectual Property owned by such Seller Entity and (y) its rights as licensee of licensed Assigned Intellectual Property under the applicable Contract, in each case as contemplated hereunder.  Buyer acknowledges that the foregoing representation and warranty does not constitute or include any representation or warranty with respect to whether the use of the Assigned Intellectual Property infringes any Intellectual Property rights of any third party (which is the subject of Section 4.14(b)).

(b)           Non-Infringement by Seller Entities.  To Seller’s knowledge, the use of the Assigned Intellectual Property in the manufacture of the Critical Care Products does not infringe upon any Intellectual Property rights of any third party.

(c)           Non-Infringement by Third Parties.  To Seller’s knowledge, the Assigned Intellectual Property is not being (i) infringed upon by any third party or (ii) used by any third party without (or in violation of) a license or permission from the applicable Seller Entity therefor.

4.15        Insurance.  Each Seller Entity has timely notified its insurance carriers of any and all claims for which it is insured with respect to the Acquired Assets or the Critical Care Products.  All material assets constituting any part of the Acquired Assets are insured for the benefit of the applicable Seller Entity, and will be so insured until immediately prior to the Closing, in amounts and against risks consistent with the corporate practices of Seller (it being understood that such insurance is through Seller’s self-insurance program).

4.16        No Brokers’ or Finders’ Fees.  Neither any Seller Entity nor any officer or director of any Seller Entity has incurred any obligation or liability for any investment banker fees, brokerage fees, commissions, finders’ fees or other similar payments in connection with any of the transactions contemplated by this Agreement.

4.17        Full Disclosure.    No representation or warranty of Seller in this Agreement or in the Disclosure Schedule omits to state a material fact necessary to make any of the representations or warranties herein or therein, in light of the circumstances in which they were made, not misleading.

5.             BUYER’S REPRESENTATIONS AND WARRANTIES

Except with respect to any claims, or the facts underlying such claims, released under the Release, Buyer represents and warrants to Seller as follows:

5.1          Organization and Good Standing.  Buyer is a duly organized, validly existing corporation registered in Delaware and has all requisite power and authority to own, operate and lease its properties and to carry on its business as now being conducted.

5.2          Authorization.  Buyer has full power and authority to execute, deliver and perform the Transaction Documents, acquire the Acquired Assets and assume the Assumed

Obligations under this Agreement and to perform all of its obligations required under the other Transaction Documents.  The execution, delivery and performance by Buyer of the Transaction Documents and the transactions contemplated hereby and thereby have been duly authorized by all necessary and proper action.  This Agreement has been and the other Transaction Documents will be, as applicable, duly executed and delivered on behalf of Buyer and is and will be, as applicable, legal, valid and binding obligations of Buyer, respectively, and each other instrument contemplated by this Agreement and the Transaction Documents, when executed and delivered by Buyer in accordance with the provisions of this Agreement and the Transaction Documents, will be legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and general equitable principles.

5.3          No Breach or Violation.  Neither the execution and delivery by Buyer of the Transaction Documents nor the consummation by Buyer of the transactions contemplated thereby will:  (i) violate or conflict with any provision of Buyer’s Organizational Documents; (ii) conflict with, or result in a violation or breach of, or constitute a default under any term or provision of, any contract, indenture, mortgage, lease, agreement, instrument, commitment or other arrangement to which either Buyer is a party or by which it is bound; (iii) violate any judgment, order, injunction, writ, decree or award of any Governmental Body against, or binding upon Buyer; or (iv) constitute a violation by Buyer of any applicable Legal Requirements.

5.4          No Brokers’ or Finders’ Fees.  None of Buyer or any officer or director of Buyer has incurred any obligation or liability for any investment banker fees, brokerage fees, commissions, finders’ fees or other similar payments in connection with any of the transactions contemplated by this Agreement.

6.             ADDITIONAL AGREEMENTS

6.1          Operations Prior to the Closing.

(a)           Affirmative Covenants.  Except as otherwise expressly contemplated by this Agreement or with the prior written consent of Buyer, from the date hereof until the Closing Date, Seller will use commercially reasonable efforts to (and shall cause the other Seller Entities to use commercially reasonable efforts to):  (i) continue to manufacture or cause the Critical Care Products to be manufactured in the Ordinary Course; and (ii) preserve the relationships with the Seller Entities’ customers, distributors and material suppliers with respect to the Critical Care Products, including using commercially reasonable efforts to maintain a direct sales force (which includes 13 sales persons as of the date hereof) dedicated to the sale of Critical Care Products, provided the Seller Entities will have no obligation to replace any such sales person who ceases to work for a Seller Entity.

(b)           Negative Covenants.  Except as otherwise expressly contemplated by this Agreement, from the date hereof until the Closing Date, Seller will not (and will cause the other Seller Entities not to) do any of the following without the prior written consent of Buyer:

(i)            sell, transfer, lease, exchange or otherwise dispose of, whether by merging, consolidating or in any other manner, or voluntarily grant any material Encumbrance with respect to, any material Acquired Asset, except for sales or dispositions of (A) inventories and assets in the Ordinary Course and (B) worn out or obsolete property in the Ordinary Course;

(ii)           take or cause to be taken any action or omit to take or cause any action to be taken that could reasonably be expected to result in any of the representations or warranties of Seller contained herein becoming, at the Closing Date, untrue or inaccurate in any material respect;

(iii)          enter into, renew, modify, amend or terminate any material Contract listed on Schedule 2.1(e) or waive, delay the exercise of, release or assign any material rights or claims thereunder; or

(iv)          agree in writing to take any of the foregoing actions set forth in this Section 6.1(b).

6.2          Access to Information Prior to Closing.  From the date hereof until the Closing, upon reasonable notice to Paul Rolfes, on behalf of Seller, Seller shall, and shall cause the other Seller Entities, and their respective officers, directors, employees, auditors and agents to (i) afford the officers, directors, employees, accountants, consultants, legal counsel, authorized agents and representatives of Buyer (the “Buyer’s Representatives”) reasonable access, during normal business hours, to the Facilities, the Acquired Assets, and key employees of Sellers, as well as the books, records, financial and operating data, Contracts and documents of the Seller Entities relating to the Acquired Assets, and to mutually agreed clinical nurse specialists (for the purpose of Buyer evaluating support requirements for the Acquired Assets following the Closing); and (ii) furnish to the Buyer’s Representatives such additional information with respect thereto as they may from time to time reasonably request through Paul Rolfes; provided, however, that such access and investigation shall not unreasonably interfere with any of the businesses or operations of the Seller Entities; provided, further, that Buyer shall give Seller prompt notice of (and a reasonable opportunity to cure) any failure by Seller to comply with this Section 6.2; and provided, further, that Buyer shall cause Buyer’s Representatives to keep and use any Confidential Information received therefrom in accordance with the provisions of Section 6.8(c).

6.3          Pre-Closing Obligations Regarding Certain Consents and Notices.

(a)           Consents.  From the date hereof until the Closing, the parties shall use all commercially reasonable efforts to obtain all consents and approvals (whether from Governmental Bodies or other Persons) listed on Schedule 7.2(c) and they agree to cooperate reasonably with each other in such process, provided that neither party shall be obligated to make any payments to third parties or to agree to any restrictions on such party’s or its Affiliates’ operations in connection with obtaining such consents and approvals.

(b)           Notices.  From the date hereof until the Closing, each party will give prompt notice to the other of (i) any written notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (ii) any written notice from any Governmental Body in connection with the transactions contemplated by this Agreement, (iii) any actions, suits, claims, product complaints, investigations or proceedings commenced against any party, relating to the consummation of the transactions contemplated by this Agreement, (iv) any fact or condition that causes or constitutes a breach in any material respect of any of such party’s representations or warranties in this Agreement as of the date hereof, (v) the occurrence after the date of this Agreement of any fact or condition that would cause or constitute a breach in any material respect of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery by such party of such fact or condition, or (vi) any event that would be reasonably expected to make the satisfaction of any of the conditions in Article 7 impossible or unlikely.

6.4          Certain Cooperation After Closing.  The parties shall cooperate with each other in all reasonable respects in connection with (i) inquiries or audits by Governmental Bodies; (ii) the defense of any third party claims, in each case related to the Acquired Assets or the Excluded Assets, including making available records relating to such claim, inquiry or audit and furnishing, without expense (other than reasonable out-of-pocket expenses), management employees of the party or the Hired Employees (as defined in Section 6.7) as may be reasonably necessary for the preparation of the defense of any such claim or response to any such inquiry or audit or for testimony as a witness in any proceeding relating to such claim and (iii) seeking to obtain any Consents in accordance with Section 2.7; provided, however, that the foregoing right to cooperation shall not be exercisable by one party in such a manner as to interfere unreasonably with the normal operations and business of the other party.

6.5          Further Instruments or Actions After Closing.  At the request of any party and without further consideration, any other party will execute and deliver to the requesting party, all instruments, assumptions, novations, undertakings, substitutions or other documents and take such other action as the requesting party may reasonably request in order to evidence to third parties, and to effect completely, the sale and purchase of the Acquired Assets, the exclusion of the Excluded Assets, or the assumption of the Assumed Obligations.

6.6          Production of Molded Parts after Closing.  If any molds included in the Acquired Assets are used by any Seller Entity to produce molded parts for both Critical Care Products and products other than Critical Care Products, then Buyer will produce, at Seller’s request, the Seller Entities’ requirements for the molded parts for products other than Critical Care Products at a commercially reasonable price to be agreed upon by the parties.

6.7          Pre-Closing Employee Matters.  Buyer shall in good faith consider making prior to Closing offers of employment to each employee of the Seller Entities identified in writing by Seller on the date hereof (the “Specified Employees”), on terms that include a compensation package for such employee substantially similar (or more favorable) to such employee’s current compensation package with the applicable Seller Entity.  Seller shall provide to Buyer the terms of such compensation package, and Seller shall permit Buyer to interview all sales representatives included in the Specified Employees.  The terms and conditions of any such offer of employment shall be determined by Buyer in its sole discretion.  As used in this Agreement, the term “Hired Employee” means each Specified Employee who accepts Buyer’s offer of employment.  Buyer shall have no responsibility for providing any payments and benefits of any kind to any employee of a Seller Entity who does not accept Buyer’s offer of employment.  Buyer is not obligated to make an offer of employment to or actually employ any Specified Employee or to retain any Hired Employee for any specified period of time.

6.8          Pre-Closing Public Announcements and Confidentiality.

(a)           Limits on Public Disclosure.  No press release related to this Agreement or the transactions contemplated herein, or other announcement to the customers or suppliers of the Seller Entities, will be issued without the joint written approval of Seller and Buyer, except: (i) any public disclosure which Seller or Buyer in its good faith judgment believes is required by any Legal Requirement (in which case the party making the disclosure will use its commercially reasonable efforts to consult with the other party prior to making any such disclosure); (ii) that Buyer and Seller may each make such an announcement to their employees following issuance of a press release in accordance with Section 6.8(b); and (iii) as provided in Section 6.8(b).

(b)           Joint Press Release.  As soon as practical after the execution of this Agreement, the parties will issue a joint press release in the form attached as Schedule 6.8(b) and, prior to the issuance of such press release, the parties will develop a question and answer document anticipating questions relating to this Agreement and preparing appropriate responses to be used by the parties when making public statements related to this Agreement.

(c)           Confidentiality.  Each party agrees that from the date hereof until the Closing, it will not disclose Confidential Information received by it from the other party (other than to its employees, directors, officers, agents or representatives it believes in good faith need to know such Confidential Information in connection with consummating the transactions contemplated hereby) or use Confidential Information disclosed to it by the other party for its benefit (other than in the performance of its obligations hereunder) or for the benefit of any third party.  Each party shall cause its employees, directors, officer, agents or representatives that receive Confidential Information of the other party to keep and use it in accordance with this Section 6.8(c).

6.9          Post-Closing Sales Tax Matters.  All transfer, sales, use, stamp, documentary, registration and other Taxes that are incurred in connection with the sale and purchase of the Acquired Assets and assumption of the Assumed Obligations shall be paid by Buyer when due, and Seller shall, at its own expense, file all necessary Tax returns and other documentation with respect to all such Taxes; and, if required by applicable Legal Requirements, the parties shall, and shall cause their Affiliates to, join in the execution of any such Tax returns and other documentation, other than Taxes incurred as a result of Buyer’s moving Acquired Assets to a jurisdiction other than their current locations.  Buyer shall retain for at least nine years after the Closing Date, and make available to any taxing authority upon request during such period, the “Use Tax Statement” referenced in and delivered pursuant to Schedule 3.2.

6.10        Transaction Costs.  Whether or not the transactions contemplated by this Agreement are consummated, Seller shall be responsible for and shall pay all of Seller’s Transaction Costs and Buyer shall be responsible for and shall pay all of Buyer’s Transaction Costs.  This Section 6.10 applies to the purchase and sale of the Acquired Assets and to the transactions contemplated by the Manufacturing Agreements, the Transition Services Agreement and the Release, but does not apply to any action by any party thereto for breach of or to enforce the terms of such agreements.

6.11        Pre-Closing Supplemental Disclosure.  Seller may update or supplement any Part of the Disclosure Schedule or provide a new Part qualifying any representation or warranty of Seller contained herein that is not subject to the Disclosure Schedule as of the date of this Agreement, at any time prior to the Closing, with respect to any fact or condition (x) that arises after the date hereof or (y) that arose before the date hereof, but is discovered by Seller thereafter and does not cause such representation or warranty to be untrue or incorrect in any material respect as of the date hereof because the applicable portion of such representation or warranty was qualified to Seller’s knowledge.  Buyer in its sole discretion may (i) accept such updated, supplemented, or new Part of the Disclosure Schedule and, subject to the conditions in Article 7 hereof, close the transaction contemplated by this Agreement, thereby waiving any claim that Seller breached the applicable representation or warranty or (ii) terminate this Agreement pursuant to Section 9.1(d), if Seller fails to cure as provided in such Section.  If the Closing occurs, such updated, supplemented or additional Part of the Disclosure Schedule will cure and correct, solely for purposes of post-closing indemnification, any breach of any representation or warranty related to such Part of the Disclosure Schedule, as set forth in Section 8.2(a).

6.12        License to Certain Intellectual Property.  Effective as of the Closing, Seller hereby grants to Buyer a non-exclusive, worldwide, fully paid-up, non-assignable and non-sub-licensable (except Buyer may sublicense to third parties Buyer has engaged to help Buyer manufacture Critical Care Products), perpetual license to use solely in connection with the manufacture, use and sale of Critical Care Products all Intellectual Property (other than Trademarks) used by the Seller Entities in connection with the manufacture, use and sale of the Critical Care Products (other than Assigned Intellectual Property).

6.13        Use of Certain Marks.  Effective as of the Closing, Seller hereby grants to Buyer a non-exclusive, worldwide, fully paid-up, non-assignable and non-sub-licensable, license for a period of two years after the Closing Date to use the marks set forth on Schedule 6.13 solely in connection with the sale by Buyer of Finished Goods and solely to the extent such mark is included as of the Closing on such Finished Goods acquired hereunder.  Effective as of the Closing, Seller hereby grants to Buyer a non-exclusive, worldwide, fully paid-up, non-assignable and non-sub-licensable, license during the Manufacturing Term to use the marks set forth on Schedule 6.13 solely in connection with the sale by Buyer of Finished Goods manufactured under the Manufacturing Agreement, provided that Buyer shall use commercially reasonable efforts to cease, as promptly as possible following the Closing, to use such marks in the sale of such Finished Goods.  Except as provided in this Section 6.13, neither Buyer nor its Affiliates shall have any right to use any of Seller’s or its Affiliates’ corporate names, trade names, trademarks or servicemarks or other Intellectual Property.

6.14        Assigned Intellectual Property Chain-of-Title.  Following the Closing, Seller shall use commercially reasonable efforts to assist Buyer in updating with the applicable Governmental Body the chain-of-title of registered Assigned Intellectual Property (except as provided in Part 4.14 of the Disclosure Schedule), provided that all costs and expenses related thereto (including filing fees but excluding personnel expenses of Seller) will be borne by Buyer, except that, with respect to any registered Trademark or Patent used on a Critical Care Product in a country in which sales of such Critical Care Product exceeded $100,000 during 2008, if there is a filing fee for registering the assignment of such Trademark or Patent to Seller in excess of the filing fee otherwise due for registering on or around the same time the assignment of such Trademark or Patent to Buyer hereunder, Seller shall bear the costs of such excess filing fee.

7.             CONDITIONS TO CLOSING

7.1          Conditions to Obligations of Seller.  The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

(a)           Representations and Warranties; Covenants.  (i) Each of the representations and warranties of Buyer that include qualifications as to materiality shall be true and correct in all respects and each of the other representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date, with the same force and effect as if made as of the Closing Date (other than such representations and warranties that are made as of a specific date which representations shall be true and correct as of such particular date); (ii) the covenants, agreements and obligations contained in this Agreement to be complied with or performed by Buyer on or before the Closing shall have been complied with or performed in all material respects; and (iii) Seller shall have received a certificate of Buyer to such effect, signed by duly authorized officers thereof;

(b)           No Legal Requirements. No Governmental Body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Legal Requirements (whether temporary, preliminary or permanent) which are in effect and have the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions;

(c)           Other Buyer Deliveries. Buyer shall have delivered each of the agreements, certificates and other documents listed on Schedule 3.2 as deliverable by Buyer; and

(d)           Material Consents. The consents and approvals set forth on Schedule 7.2(c) shall have been obtained.

7.2          Conditions to Obligations of Buyer.  The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

(a)           Representations and Warranties; Covenants. (i) Each of the representations and warranties of Seller that include qualifications as to materiality shall be true and correct in all respects and each of the other representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date with the same force and effect as if made as of the Closing Date (other than such representations and warranties that are made as of a specific date, which representations shall be true and correct as of such particular date), without giving effect to any supplement to the Disclosure Schedule, including the Amended Disclosure Schedule, made pursuant to Section 6.11; (ii) the covenants, agreements and obligations contained in this Agreement to be complied with or performed by Seller on or before the Closing shall have been complied with or performed in all material respects; and (iii) Buyer shall have received a certificate of Seller to such effect, signed by a duly authorized officer thereof;

(b)           No Legal Requirement. No Governmental Body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Legal Requirements (whether temporary, preliminary or permanent) which are in effect and have the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions;

(c)           Material Consents. Buyer shall have received evidence reasonably satisfactory to Buyer that any consents and approvals set forth on Schedule 7.2(c) have been obtained; provided, that if any such consent or approval has not been obtained but Seller can provide (and covenants to provide), to Buyer’s reasonable satisfaction, Buyer with the benefit of any Contract for which such consent or approval is required, this condition will be deemed to have been satisfied with respect to such Contract; and

(d)           Other Seller Deliveries.  Seller shall have delivered each of the agreements, certificates and other documents listed on Schedule 3.2 as deliverable by Seller.

8.             SURVIVAL AND INDEMNIFICATION

8.1          Survival.  The respective representations and warranties of Seller and Buyer set forth in this Agreement (including representations or warranties contained in any schedule or certificate or other instrument delivered by or on behalf of any party or in connection with the transactions contemplated hereby), and any term or provision of this Agreement intended, by its terms, to be observed and performed after the Closing Date, shall survive the execution of this Agreement (subject to Section 8.5), the Closing and any examinations, investigations or inspections made by or on behalf of the parties.

8.2          Seller’s Indemnification.  Seller agrees to indemnify and hold Buyer and its officers, directors, Affiliates and representatives (collectively, the “Buyer Indemnitees”) harmless from and against any damages, losses, liabilities, claims or expenses (including court costs and reasonable attorneys’ fees associated therewith) (“Damages”) to the extent arising in any manner directly or indirectly from or contributed to by:

(a)           the inaccuracy of any representation or breach of any warranty of Seller contained in this Agreement (including in any Schedule or certificate delivered by or on behalf of Seller hereunder at the Closing), without regard to any qualification as to materiality contained therein except for such qualifications contained in the representations set forth in Section 4.9; provided, that Buyer Indemnitees shall have no right to indemnification under this Section 8.2(a) for any matter disclosed in the Disclosure Schedule or Amended Disclosure Schedule, if any;

(b)           any default by Seller in the observance or performance of, or any omission of Seller that constitutes a breach or default under, any covenant or obligation on its part to be observed or performed under this Agreement;

(c)                                  any liabilities of the Seller Entities arising out of (i) the ownership of the Acquired Assets prior to the Closing or (ii) the transactions contemplated by the Transaction Documents, other than Assumed Obligations;

(d)                                 any Excluded Asset or Excluded Obligation;

(e)                                  product liability claims or product defects of the Critical Care Products manufactured by the Seller Entities before the Closing;

(f)                                    the litigation matters described in the Disclosure Schedule or the Amended Disclosure Schedule, if any; or

(g)                                 any noncompliance with any bulk sales laws in connection with the transfer of the Acquired Assets.

Notwithstanding the foregoing, Seller shall have no obligation to indemnify or hold harmless the Buyer Indemnitees with respect to any Damages for which ICU Medical (Utah), Inc. is responsible or is obligated to indemnify Seller (its Affiliates, and all of their respective officers, directors, employees, agents and representatives) under the MCDA.

8.3                               Buyer’s Indemnification.  Buyer agrees to indemnify and hold the Seller Entities, and their respective officers, directors, Affiliates and representatives (collectively, the “Seller Indemnitees”) each harmless from and against any Damages to the extent arising in any manner directly or indirectly from:

(a)                                  the inaccuracy of any representation or breach of any warranty of Buyer contained in this Agreement (including in any Schedule or certificate delivered by or on behalf of Buyer hereunder at the Closing);

(b)                                 any default by Buyer in the observance or performance of, or any omission of Buyer that constitutes a breach or default under, any covenant or obligation on its part to be observed or performed under this Agreement;

(c)                                  any Assumed Obligation; or

(d)                                 the use of the Acquired Assets after the Closing.

Notwithstanding the foregoing, Buyer shall have no obligation to indemnify or hold harmless the Seller Indemnitees with respect to any Damages for which Seller is responsible or is obligated to indemnify ICU Medical (Utah), Inc. (its Affiliates, and all of their respective officers, directors, employees, agents and representatives) under the MCDA.

8.4                               Indemnification Procedure; Defense.

(a)                                  Notice.  As soon as reasonably practical after obtaining knowledge thereof, the indemnified party or parties shall notify the indemnifying party or parties of any claim, demand or cause of action asserted against an indemnified party by third Persons which the indemnified party or parties have determined has given or could give rise to a right of indemnification under this Agreement.  However, the failure to notify the indemnifying party or parties will not relieve the indemnifying party or parties of any liability that it may have to any indemnified party or parties, except to the extent that the indemnifying party or parties demonstrates that the defense of such action was prejudiced by the failure of the indemnified party or parties to give such notice.  Such notice shall specify the agreement, representation or warranty with respect to which the claim is made, the facts giving rise to the claim and the alleged basis for the claim, and the amount (to the extent then determinable) of liability for which indemnity is asserted.

(b)                                 Third-Party Claim Proceedings.  In the event any action, suit or proceeding with respect to which indemnity may be sought hereunder is brought against an indemnified party, the defense of the action, suit or proceeding (including all settlements and arbitration, trial, appeal, or other such proceedings) shall be conducted by counsel selected and paid by the indemnifying party.  However, the indemnified party shall have the right to have its counsel participate fully in such defense, at the indemnified party’s sole cost and expense.  If the indemnifying party shall, within thirty (30) days from the date it receives such notice, fail to defend, or if the indemnifying party fails to continue such defense after notice and opportunity to cure, the indemnified party shall have the right, but not the obligation, to undertake the defense of, and to compromise or settle the claim, demand, cause of action or other matter on behalf, for the account, and at the risk and expense of the indemnifying party.  The indemnifying party shall not admit any guilt, liability or fault with respect to, or settle, compromise or discharge any such action, suit or proceeding in the name of the indemnified party without the indemnified party’s prior written consent (which shall not be unreasonably withheld); provided, however, that the indemnifying party shall have the right, without obtaining the indemnified party’s consent, to settle all indemnifiable matters which do not admit any guilt, liability or fault in the name of the indemnified party; provided, further, that such settlement is for an amount less than the limits on indemnification obligations set forth in Section 8.5, as applicable, and to the extent any such settlement exceeds such limits, the indemnifying party shall be obligated to pay the entirety of such settlement amount, notwithstanding the provisions of Section 8.5; and provided, further, that the indemnifying party may not consent to any Order other than for the payment of monetary damages that would be binding on or affect the indemnified party, its officers, directors, Affiliates and representatives or, in the case of any Buyer Indemnitee, the Acquired Assets.  The parties agree to make available to each other, their counsel and accountants, all non-privileged information and documents reasonably available to them which relate to such actions, suits or proceedings and the parties agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such action, suit or proceeding.  The parties shall keep each other reasonably informed of all settlement negotiations with third parties and the progress of any actions, suits or proceedings with third parties.

(c)                                  Non-Third Party Claims.  If an indemnified party has a claim against an indemnifying party that does not involve an asserted claim, demand, cause of action or other matter involving liability or potential liability to any third Person, the indemnifying party shall have ten (10) days after receipt of written notice from the indemnified party describing the existence and nature of such claim to the indemnifying party to dispute such claim.  If an indemnifying party does not notify the indemnified party within ten (10) days that it disputes such claim, a dispute shall be deemed to exist with respect to such claim hereunder.

8.5                               Limits on Indemnification Obligation.

(a)                                  Survival Limit.  All rights of the parties hereunder to indemnification shall terminate eighteen (18) months after the Closing Date; provided, however, that if, prior to such termination, a state of facts shall have become known which threatens to give rise to a liability against which any party or parties would be entitled to indemnification hereunder and the indemnified party or parties shall have given notice of such facts to the indemnifying party or parties as described in Section 8.4(a), then the rights of the indemnified party or parties to indemnification with respect to such liability shall continue until such liability shall have been finally determined and disposed of, provided further that this Section 8.5(a) shall not apply to indemnification obligations with respect to breaches of Sections 2.8, 2.9, 2.11, 2.12, 6.9, 6.10, 6.12 or 6.13.

(b)                                 Deductible.  Seller shall not be liable for any Damages described in Section 8.2(a) or (b) until the aggregate of all such Damages for which Seller is liable is in excess of $250,000.  In any event, Seller shall not be liable for the first $250,000 of all such Damages.

(c)                                  Caps.  Subject to the provisions of Section 8.5(b), Seller’s aggregate liability for the Damages described in Section 8.2(a) or (b) shall not exceed 50% of the Purchase Price as the Purchase Price is adjusted as provided in this Agreement.

(d)                                 Matters Outside Limits.  In no event shall the limitations in Sections 8.5(a) (survival limit), (b) (deductible) and (c) (caps) apply to Damages resulting from: (i) any of the matters referred to in Sections 8.2(c), (d), (e) or (f) or Sections 8.3(c) or (d), (ii) Section 4.6(a) (as to title) or (iii) fraud.

(e)                                  Exclusion of Consequential, Incidental and Punitive Damages.  Neither party shall have liability to the other or to the Buyer Indemnitees or Seller Indemnitees, as applicable, for any consequential, incidental or punitive damages, and Damages indemnifiable hereunder shall not include such damages, except in each case, as such Damages are actually paid to third parties or arise out of breaches of confidentiality obligations hereunder.

(f)                                    Exclusion from “Damages”.  In no event shall Damages be considered to arise from (i) the adjustments made to financial statement categories or amounts in connection with Section 2.4; or (ii) if there has been a Closing under this Agreement, any material breach or default by either party in the observance or performance of, or any omission of such party that constitutes a material breach or default under, any covenant or obligation on its part to be observed before Closing under this Agreement, to the extent that the other party had actual knowledge prior to Closing of such material breach, default or omission.

(g)                                 Sale of Acquired Assets.  If within eighteen (18) months after the Closing Date Buyer or any of its Affiliates enters into an agreement to, and consummates within or after such eighteen (18)-month period, any sale or transfer of all or substantially all of the assets related to a Critical Care Product line acquired hereunder to a Person that is not an Affiliate of Buyer, whether by equity purchase, merger, sale of assets, reorganization or otherwise, Seller’s obligations hereunder to indemnify the Buyer Indemnitees pursuant to Sections 8.2(a) and 8.2(b)

shall terminate to the extent related to such Critical Care Product line, provided, however, that if, prior to such termination, a state of facts shall have become known which threatens to give rise to a liability against which any party or parties would be entitled to indemnification hereunder and the indemnified party or parties shall have given notice of such facts to the indemnifying party or parties as described in Section 8.4(a), then the rights of the indemnified party or parties to indemnification with respect to such liability shall continue until such liability shall have been finally determined and disposed of.

8.6                               Exclusive Remedy.  The rights and remedies set forth in this Article 8 shall constitute the sole and exclusive rights and remedies of the parties for money damages with respect to this Agreement, the events giving rise to this Agreement and the transactions contemplated hereby; provided, however, that nothing in this Article 8 shall restrict or limit any rights that a party may have hereunder to seek equitable relief, including specific performance.

8.7                               Net Damages and Subrogation.  Notwithstanding anything contained herein to the contrary, the amount of any Damages incurred or suffered by a Seller Indemnitee or Buyer Indemnitee entitled to indemnification hereunder shall be calculated after giving effect to: (i) any insurance proceeds received by such Seller Indemnitee or Buyer Indemnitee (or any of its Affiliates) with respect to such Damages; (ii) any Tax Benefit realized by such Seller Indemnitee or Buyer Indemnitee (or any of its Affiliates) arising from the facts or circumstances giving rise to such Damages; (iii) any increase in the amount of Taxes currently paid by such Buyer Indemnitee (or any of its Affiliates), computed at the combined federal, state and local effective marginal tax rate actually applicable to such Person, by reason of its receiving indemnification hereunder; provided that if the receipt of such indemnification is treated for Tax purposes as a reduction in the adjusted basis of any Acquired Asset, there shall be deemed to be an increase in the amount of Taxes currently paid equal to the sum of the present values, determined as of the date of the receipt of such indemnification at a rate of 5% per annum, compounded annually, of the payment on the date of the receipt of such indemnification, and on each anniversary of such date, if any, that occurs before the fifth anniversary of the Closing Date, of the product of (A) the amount of indemnification received, (B) a fraction the numerator of which is 1 and the denominator of which is 1 plus the number of anniversaries, if any, of the date of the receipt of such indemnification that occur before the fifth anniversary of the Closing Date, and (C) the combined federal, state and local effective marginal tax rate actually applicable to such Person for such Person’s taxable year in which such indemnification is received; and (iv) any recoveries obtained by such Seller Indemnitee or Buyer Indemnitee (or any of its Affiliates) from any other third party.  Each such Seller Indemnitee or Buyer Indemnitee shall exercise commercially reasonable efforts to obtain such proceeds, benefits and recoveries.    For purposes hereof, “Tax Benefit” means any actual refund of Taxes paid or actual reduction in the amount of Taxes which otherwise would have been paid currently, in each case computed at the marginal tax rate actually applicable to the indemnified party.  If any such proceeds, benefits or recoveries are received by a Seller Indemnitee or Buyer Indemnitee (or any of its Affiliates) with respect to any Damages after such Seller Indemnitee or Buyer Indemnitee (or any Affiliate) has received the benefit of any indemnification hereunder with respect thereto, such Seller Indemnitee or Buyer Indemnitee (or such Affiliate) shall pay to the Person providing the indemnification (the “Indemnifying Person”) the amount of such proceeds, benefits or recoveries (up to the amount of the Indemnifying Person’s payment).  Upon making any payment to a Seller Indemnitee or Buyer Indemnitee in respect of any Damages, the Indemnifying Person will, to the extent of such payment, be subrogated to all rights of such Seller Indemnitee or Buyer Indemnitee (and its Affiliates) against any third party in respect of the Damages to which such payment relates.  Such Seller Indemnitee or Buyer Indemnitee (and its Affiliates) and Indemnifying Person will execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

9.                                      TERMINATION AND WAIVER

9.1                               Termination.  In the event of termination by Buyer or Seller pursuant to this Section 9.1, written notice thereof shall promptly be given to the other parties stating the provision of this Section 9.1 pursuant to which the termination is made.  This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a)                                  by the mutual written consent of Seller and Buyer;

(b)                                 by Seller or Buyer, if the Closing shall not have occurred prior to October 1, 2009, or such later date as shall be agreed to in writing by the parties; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date;

(c)                                  by Seller or Buyer, if there shall have been enacted, issued, promulgated, enforced or entered any Legal Requirements which are in effect and which have the effect of making the transactions contemplated by this Agreement illegal or otherwise permanently restraining, enjoining or prohibiting, Seller or Buyer from consummating the transactions contemplated by this Agreement, and such Legal Requirements shall have become final and nonappealable;

(d)                                 by Buyer if there has been a material breach of any representation, warranty, covenant or agreement of Seller contained in this Agreement, or if any such representation or warranty of Seller shall have become materially untrue, in either case such that the conditions set forth in Article 7 hereof would not be satisfied and such breach or untruth is not curable by Seller or if curable has not been cured within thirty (30) days after Seller receives written notice thereof from Buyer; or

(e)                                  by Seller if there has been a material breach of any representation, warranty, covenant or agreement of Buyer contained in this Agreement, or if any such representation or warranty of Buyer shall have become materially untrue, in either case such that the conditions set forth in Article 7 hereof would not be satisfied and such breach or untruth is not curable by Buyer or if curable has not been cured within thirty (30) days after Buyer receives written notice thereof from Seller.

9.2                               Effects of Termination.  In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party; provided, however, that (a) the provisions of Sections 6.8 (Pre-Closing Public Announcements and Confidentiality) and this Article 9 shall remain in full force and effect and survive any termination of this Agreement, and (b) nothing herein shall relieve either party from liability for fraud, intentional misrepresentation or a pre-termination breach of its covenants under this Agreement.

9.3                               Waiver.  At any time prior to the Closing, any party may (a) extend the time for the performance of any of the obligations or other acts of any other party, (b) waive any inaccuracies in the representations and warranties of any other party contained herein or in any document delivered pursuant or (c) waive compliance by any other party with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby.

10.                               MISCELLANEOUS

10.1                        Headings.  The section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.2                        Governing Law.  The validity, construction and performance of this Agreement shall be governed by the laws, without regard to the laws as to choice or conflict of laws, of the State of Delaware.

10.3                        Entire Agreement.  This Agreement, including the Schedules, and the Transaction Documents embody the entire agreement and understanding between the parties pertaining to the subject matter hereof and thereof, and supersede all prior agreements, understandings, negotiations, representations and discussions, whether verbal or written, of the parties, pertaining to that subject matter.  There are no promises, terms, conditions or obligations of the parties pertaining to that subject matter other than as contained in this Agreement and the Transaction Documents.  All Schedules to this Agreement constitute an integral part of this Agreement as if fully written herein.

10.4                        Assignment.  Neither this Agreement nor any rights or obligations under this Agreement may be assigned by any party without the prior written consent of the other party, provided, however, that either party may assign its rights (without any release of its obligations hereunder) to one or more of its Affiliates other than in connection with or in contemplation of the sale of such Affiliate to a third party.

10.5                        Binding Effect; No Third Party Beneficiaries.  The provisions of this Agreement shall bind and inure to the benefit of the parties and their respective successors and permitted assigns.

10.6                        Parties in Interest.  Nothing in this Agreement, expressed or implied, is intended to confer on any Person or entity other than Seller and Buyer any right or remedy under or by reason of this Agreement.

10.7                        Notices.  All notices hereunder shall be delivered personally, by registered mail, postage prepaid; or by overnight courier service, to the following addresses of the respective parties:

If to Buyer:

ICU Medical, Inc.

951 Calle Amenecer

San Clemente, California 92673

Attention:  Chief Financial Officer

With a copy (which shall not constitute notice hereunder) to:

Kohut & Kohut LLP

600 Anton Blvd., Suite 1075

Costa Mesa, California 92626

Attention:  Kristina Jodis

If to Seller:

Hospira, Inc.
275 N. Field Drive
Building H1, Department 0960

Lake Forest, IL  60045-2579
Attention:  Chief Executive Officer

With copies (which shall not constitute notice hereunder) to:

Hospira, Inc.

275 N. Field Drive

Building H1, Department NLEG

Lake Forest, IL 60045-2579

Attention:  General Counsel

and

Goodsmith Gregg & Unruh LLP
150 S. Wacker, Suite 3150
Chicago, IL 60606
Attn:                    Marilee Unruh

Notices shall be effective upon receipt if personally delivered on the third Business Day following the date of mailing, or on the first Business Day following deposit with an overnight courier service. A party may change its address listed above by notice to the other party.

10.8                        Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together will constitute a single agreement.

10.9                        Amendments and Waiver.  This Agreement may be amended, modified or supplemented only by a writing executed by each of the parties.  Any party may in writing waive any provision of this Agreement to the extent such provision is for the benefit of the waiving party.  No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by that party of its or any other party’s compliance with any representations or warranties or with any provisions of this Agreement.  No waiver by any party of a breach of any provision of this Agreement shall be construed as a waiver of any subsequent or different breach, and no forbearance by a party to seek a remedy for noncompliance or breach by another party shall be construed as a waiver of any right or remedy with respect to such noncompliance or breach.

10.10                 Severability.  The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions, and this Agreement shall be construed in all respects as if any invalid or unenforceable provision were omitted.

10.11                 Jurisdiction; Equitable Relief.  Each party irrevocably and unconditionally:  (i) agrees that any dispute arising out of this Agreement shall be brought exclusively in the United States District Court for the Northern District of Illinois or, if the dispute may not be adjudicated in such district court, the state courts for the State of Delaware; (ii) consents to such jurisdiction; (iii) waives any objection to such venue  (including forum non conveniens) and (iv) waives trial by jury in any action or proceeding relating to this Agreement or the transactions contemplated hereby.  The parties agree that certain violations by a party of this Agreement may cause irreparable harm to the other party and that damages would not be an adequate remedy, and therefore agree that such other party shall be entitled to seek equitable relief, including specific performance, in addition to any other remedies, subject to Section 8.6, that may be available by reason of the violation of this Agreement.  The parties agree that neither this submission of jurisdiction provision nor the absence of a mandatory alternative dispute resolution procedure in this Agreement and the other Transaction Documents shall be deemed to be a submission to jurisdiction with respect to, or have any affect on the mandatory alternative dispute resolution procedures in effect under, agreements (other than the Transaction Documents) between or among Buyer and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

ICU MEDICAL, INC.

By:	/s/ George A. Lopez

	Name:	George A. Lopez

	Title:	President and CEO

HOSPIRA, INC.

By:	/s/ Christopher B. Begley

	Name:	Christopher B. Begley

	Title:	Chairman & Chief Executive Officer

(Signature Page to Asset Purchase Agreement)

SCHEDULES
TO ASSET PURCHASE AGREEMENT*

Schedule 1.1(a)	Critical Care Products
Schedule 1.1(b)	Knowledge of Seller
Schedule 1.1(c)	Form of Manufacturing Agreement
Schedule 1.1(d)	Form of Release
Schedule 1.1(e)	Transition Services Agreement
Schedule 2.1(b)	Trademarks and Patents
Schedule 2.1(c)	Non-Assignable Regulatory Approvals
Schedule 2.1(e)	Assigned and Assumed Contracts
Schedule 2.2	Excluded Assets
Schedule 2.9	Purchase Price Allocation
Schedule 2.12	Payment Schedule to Section 2.12
Schedule 3.2	Closing Agenda
Schedule 6.8(b)	Press Release
Schedule 6.13	Certain Marks
Schedule 7.2(c)	Required Consents

EXHIBITS TO CLOSING AGENDA*

Exhibit A	Bill of Sale
Exhibit B	Form of Assignment and Assumption Agreement
Exhibit C	Form of Patent Assignment
Exhibit D	Form of Trademark Assignment
Exhibit E	Form of Officer’s Certificate (Seller)
Exhibit F	Form of Officer’s Certificate (Buyer)
Exhibit G	Form of Use Tax Statement

DISCLOSURE SCHEDULE INDEX*

Part 4.3	No Breach or Violation
Part 4.4	Statements
Part 4.6	Certain Assets
Part 4.7	Contracts Exceptions
Part 4.9	Absence of Certain Changes
Part 4.11	Litigation
Part 4.12	Product and Service Claims
Part 4.13	Regulatory Matters - Compliance
Part 4.14	Intellectual Property Matters

* Exhibits, schedules and similar attachments to this Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Any omitted exhibit, schedule or similar attachment will be furnished supplementally to the SEC upon request.